SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

16 May 2019

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 16 May 2019 re: Intention to Pay Quarterly Dividends

16 May 2019

LLOYDS BANKING GROUP ANNOUNCES INTENTION TO PAY QUARTERLY DIVIDENDS

Lloyds Banking Group is today announcing that it will move to the payment of quarterly dividends in 2020, with the first quarterly dividend in respect of Q1 2020 payable in June 2020.

The new approach will be to adopt three equal interim ordinary dividend payments for the first three quarters of the year followed by, subject to performance, a larger final dividend for the fourth quarter of the year. The first three quarterly payments, payable in June, September and December  will be 20 per cent of the previous year's total ordinary dividend per share. The fourth quarter payment will be announced with the full year results, with the amount continuing to deliver a full year dividend payment that reflects the Group's financial performance and our objective of a progressive and sustainable ordinary dividend. The final dividend will continue to be paid in May, following approval at the AGM.

The Group has c.2.4million shareholders, the vast majority of whom are retail investors, and this approach will provide a more regular flow of dividend income to all shareholders whilst accelerating the receipt of payments.

In addition to the Group's progressive and sustainable ordinary dividend policy the Board will continue to give consideration to the distribution of surplus capital at the end of each year.

Proposed payment dates, record dates and ex dividend dates for the 2020 payments will be announced in due course and published on the Group website.

This move to quarterly dividends does not impact the existing payment approach so all shareholders will continue to receive dividends in the same way they currently do (Cheque, direct credit or DRIP). Additional Q&A on the changes, including how retail shareholders can move to direct credit payments, is available on the LBG website.

Note: In accordance with UK company law, any ordinary dividend or distribution of surplus capital is subject to the availability of distributable reserves.

For further information:

Investor Relations
Douglas Radcliffe                                                                                    +44 (0) 20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                               +44 (0) 20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy, plans and /or results of the Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.  Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone  and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting  from  increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the transition from IBORs to alternative reference rates; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 16 May 2019